February 18, 2011

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Mutual Funds

(File Nos. 033-56094; 811-07428)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer on February 2, 2011, for Post-Effective Amendment No. 143 to the Registration Statement on Form N-1A for ING Mutual Funds (“Registrant”). Our summary of the comments made to the Prospectus and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus – General Comments

1.                         Comment:                                                    The Staff requested that the Registrant provide the proposed legend disclosure for the summary prospectus before the prospectus prints as it is the Staff’s position that the summary prospectus is limited to incorporating by reference the statutory prospectus and the statement of additional information only and not to shareholder reports.

Response:                                                     Included below is the Registrant’s legend disclosure for the summary prospectus:

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks. For free paper or electronic copies of the Prospectus and other Fund information (including the Statement of Additional Information and most recent financial report to shareholders), go to www.INGFunds.com/literature; email a request to Literature_request@INGFunds.com; call 1-800-992-0180; or ask your salesperson, financial intermediary, or retirement plan administrator. The Fund’s Prospectus and Statement of Additional Information, each dated February 28, 2011, and the audited financial statements on pages            of the Fund’s shareholder report dated October 31, 2010 are incorporated into this Summary Prospectus by reference and may be obtained free of charge at the website, phone number or e-mail address noted above.

Summary Prospectus – Item 3 – Fee Table

2.                                       Comment:                                      The Staff commented that with respect to the Annual Fund Operating Expenses table, the Administrative Services Fee should not be a separate line item. The Staff requested that since normally, the Administrative Services Fee is included as part of the Management Fee or Other Expenses, that the Administrative Services Fee should be included as a separate “sub” line item of the expense it is a part of.

Response:                                        The Registrant appreciates the comment, but believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

Summary Prospectus – Item 4 – Principal Investment Strategies

3.                                       Comment:                                      With respect to any fund that lists “derivatives” as a possible investment type, the Staff commented that the Registrant should also identify each type of derivative in which the fund is proposed to invest as well as how the derivative will be used in a fund’s principal investment strategies.  In addition to the current “Derivative Instruments” risk disclosure that describes the risk of derivatives in the aggregate, the Staff also commented that the Registrant should also provide risk disclosure with respect to each type of derivative in which a fund will invest based on how it will be used in the fund’s principal investment strategies.  The above requests comply with the guidance regarding derivatives disclosures in mutual funds registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:                                          The Registrant has revised the principal investment strategies of those funds that invest in derivatives to reflect the purpose(s) of their use in the funds’ principal investment strategies.  The Registrant believes that these revisions are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

Summary Prospectus – Item 4 – Principal Investment Strategies – ING Global Bond Fund, ING Global Equity Dividend Fund, and ING Global Natural Resources Fund

4.                                     Comment:                                        The Staff requested that the Registrant disclose that a significant amount of the Fund’s assets will be invested outside of the United States.

Response:                                          The Registrant believes the disclosure indicating the Funds will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission (“SEC”) in footnote 42 of the Investment Company Act release number 24828.

Statutory Prospectus – Item 9(b)(1) – Additional Information About the Fund’s Investment Strategies

5.                                     Comment:                                        The Staff commented that the entire Principal Investment Strategies disclosure should be included in the statutory section of the Prospectus instead of a reference to that disclosure in accordance with Item (9)(b).

Response:                                           The Registrant does not always include two separate versions of a fund’s Principal Investment Strategies in its Prospectuses: Item 4(a) (summarized) version and Item 9(b) (detailed) version.  Instead, the Registrant may choose to provide all required information in the “Principal Investment Strategies” of the summary section of the Prospectus without repeating it in the statutory section of the Prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

Fund Specific Comments

ING Asia-Pacific Real Estate Fund

6.                                     Comment:                                        The Staff requested clarification of how the definition of what is considered to be a company from a specific country or region, specifically “(i) that is organized under the laws of, or with principal offices in, the…. region” exposes a Fund to the economic risks of that region.

Response:                                          The Registrant believes the criteria referenced above and contained in the Fund’s principal investment strategies, which defines a certain country or geographic region’s companies is consistent with the SEC’s proposed Section 35d-1(a)(3) regarding “Names Indicating an Emphasis on Certain Countries or Geographic Regions” outlined in footnote 24 of the Investment Company Act release number 24828.  While the proposed rule was not adopted, the SEC acknowledged that specific criteria enumerated in proposed Section 35d-1(a)(3) could be too restrictive because there could be additional criteria that would expose an investment company to the economic fortunes and risks of the geographic region indicated by the fund’s name.  However, the Registrant believes the factors contained in the Fund’s Prospectus adequately identify criteria that would expose the Fund to the economic risk of the named country or region.

7.                                     Comment:                                        The Staff requested that the Registrant provide the current status of the liquidation of the Fund.

Response:                                           This Fund was liquidated on February 1, 2011, and has been removed from the Prospectus.

ING Global Bond Fund

8.                                     Comment:                                        As the Fund is subject to Rule 35d-1 of the Investment Company Act of 1940 (“Rule 35d-1”) as it uses the term “Bond” in the Fund’s name, and as the Fund also includes derivatives as a possible investment strategy in the Prospectus, the Staff requested that the Registrant identify:  (1) how the Fund will invest in derivatives in relation to bonds for purpose of the “80% test” policy of its principal investment strategies; and (2) how the Fund will measure derivatives towards the Fund’s 80% policy.

Response:                                          Footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828, January 17, 2001) states the Rule “would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in the basket.”  Accordingly, derivatives will be treated as fixed-income securities to the extent they have economic characteristics similar to fixed-income securities.  The Fund will invest in bonds and derivative instruments with economic characteristics similar to bonds such that the performance of the Fund from such investments can reasonably be expected to correlate to the performance that would have resulted if the Fund had invested at least 80% of its net assets directly in bonds.

9.                                     Comment:                                        The Staff requested confirmation as to whether or not the Fund is using a nationally recognized statistical rating organization (“NRSRO”) to evaluate the Fund’s minimum weighted average portfolio quality rating of at least investment-grade.

Response:                                          The Sub-Adviser uses NRSRO ratings as a significant component in its evaualation of the credit quality of the Fund. Such evaluation is conducted in accordance with the Fund’s Valuation Procedures and may rely on other sources if NRSRO ratings are unavailable or deemed unreliable.

ING Global Natural Resources Fund

10.                               Comment:                                        The Staff requested that a risk particular to the natural resources industry be included for this Fund.

Response:                                          The Registrant appreciates the Staff’s comment, but believes that the “Commodities” risk is adequate and appropriate.  Additionally, the Registrant believes that extensive risk disclosure is provided in the statutory section of the Prospectus.

ING Index Plus International Equity Fund

11.                               Comment:                                        As the Fund is subject to Rule 35d-1 of the Investment Company Act of 1940 (“Rule 35d-1”) as it uses the term “Index” in the Fund’s name, and as the Fund also uses derivatives as a possible investment strategies in the Prospectus, the Staff requested that the Registrant identify:  (1) how the Fund will invest in derivatives in relation to investments in stocks included in the Index and in exchange-traded funds for purpose of the “80% test” policy of its principal investment strategies; and (2) how the Fund will measure derivatives, particularly swaps, towards the Fund’s 80% policy.

Response:                                          Footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828, January 17, 2001) states the Rule “would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in the basket.”  Accordingly, derivatives will be treated as equity securities to the extent they have economic characteristics similar to equity securities.  The Fund will invest in securities and derivative instruments with economic characteristics similar to securities such that the performance of the Fund from such investments can reasonably be expected to correlate to the performance that would have resulted if the Fund had invested at least 80% of its net assets directly in securities.

12.                                Comment:                                      The Staff commented that the second sentence of the first paragraph of the Principal Investment Strategies section mentions the term “cash equitization” in regard to the Fund’s use of derivatives.  The Staff requests that the Registrant revise this term into plain English.

Response:                                          The Registrant has revised the second sentence of the first paragraph of the Principal Investment Strategies section of the Prospectus by revising the term “cash equitization” into plain English.

Should you have any questions or comments regarding this letter, please contact the undersigned at

480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:                                 Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

Attachment A

February 18, 2011

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Mutual Funds

(File Nos. 033-56094; 811-07428)

Dear Mr. Thompson:

ING Mutual Funds (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:                                 Jeffrey S. Puretz, Esq.

Dechert LLP